Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-154209
January 22, 2009
THE LUBRIZOL CORPORATION
Final Term Sheet for 8.875% Notes due 2019

Issuer:	The Lubrizol Corporation

Securities Title:	8.875% Notes due 2019

Principal Amount:	$500,000,000

Trade Date:	January 22, 2009

Settlement Date:	T + 3, January 27, 2009

Maturity Date:	February 1, 2019

Interest Payment Dates:	February 1 and August 1, commencing on August 1, 2009

Record Dates:	The January 15 and July 15 immediately preceding the applicable Interest Payment Date

Coupon (Interest Rate):	8.875% per annum

Yield to Maturity:	8.989%

Benchmark Treasury:	UST 3.750% due 11/15/2018

Benchmark Treasury Price:	110-00

Benchmark Treasury Yield:	2.589%

Spread to Benchmark Treasury:	Plus 640 basis points

Price to Public:	99.256%

Proceeds, before expenses, to Issuer:	$493,030,000

Make-Whole Call:	Treasury rate plus 75 basis points

CUSIP:	549271 AG9

Anticipated Ratings:*	Baa2 by Moody’s Investors Service, Inc., BBB by Standard & Poor’s Ratings Services

Joint Book-Running Managers:	Citigroup Global Markets Inc.
Deutsche Bank Securities Inc.
J.P. Morgan Securities Inc.

Co-Managers:	Greenwich Capital Markets, Inc.
KeyBanc Capital Markets Inc.
PNC Capital Markets LLC
Mitsubishi UFJ Securities International plc
U.S. Bancorp Investments, Inc.

*	Note: A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at 1-877-858-5407, Deutsche Bank Securities Inc. toll-free at 1-800-503-4611 or J.P. Morgan Securities Inc. collect at 212-834-4533.